# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TPI COMPOSITES, INC, CIK 0001455684
CUSIP: 87266J104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9200 E. Pima Center Parkway, Suite 250, Scottsdale, Arizona (AZ), 85258
Date of event which requires filing of this statement: 02/27/2025
Amends the filing with accession number 0001140361-25-004131
Filed by CIK 0002054215
Persons authorized to receive notices and communications: Zeki Bora Turan Akdeniz Mahall, Cumhuriyet Bulvari, Bulvar Is Hani No: 109/27, Konak, Izmir, Turkey (W8), 35210, 90 532 465 56 51

## Reporting persons
- Dere Construction Taahhut A.S. (CIK 0002054215): type of reporting person: corporation (CO); citizenship or place of organization: Turkey (W8); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,407,232; sole dispositive power 0; shared dispositive power 4,407,232; aggregate amount beneficially owned 4,407,232 (9.3% of the class)
  Comment: * Percentage based upon 47,609,136 shares of the Issuer's common stock outstanding as of January 31, 2025, according to the Issuer's Annual Report on Form 10-K filed on February 20, 2025.
- ZEKI BORA TURAN: type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); member of a group; source of funds: personal funds (PF); sole voting power 7,592,209; shared voting power 4,407,232; sole dispositive power 7,592,209; shared dispositive power 4,407,232; aggregate amount beneficially owned 11,999,441 (25.2% of the class)
  Comment: * Percentage based upon 47,609,136 shares of the Issuer's common stock outstanding as of January 31, 2025, according to the Issuer's Annual Report on Form 10-K filed on February 20, 2025.
- Alp Kirmizioglu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 100; shared voting power 0; sole dispositive power 100; shared dispositive power 0; aggregate amount beneficially owned 100 (0% of the class)
  Comment: * Percentage based upon 47,609,136 shares of the Issuer's common stock outstanding as of January 31, 2025, according to the Issuer's Annual Report on Form 10-K filed on February 20, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: TPI COMPOSITES, INC
Address of issuer's principal executive offices: 9200 E. Pima Center Parkway, Suite 250, Scottsdale, Arizona (AZ), 85258
Comment: This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on February 12, 2025 (as amended, the "Schedule 13D") by Dere Construction Taahhut A.S. ("Dere Construction"), Zeki Bora Turan, Emre Birhekimoglu and Alp Kirmizioglu. Dere Construction, Mr. Turan and Mr. Kirmizioglu are collectively referred to as the "Reporting Persons." Mr. Birhekimoglu no longer owns any shares of Common Stock and is no longer a Reporting Person. The Reporting Persons and Mr. Birhekimoglu are referred to as the "Investor Group." Capitalized terms used but not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

Dere Construction purchased the Common Stock owned directly by it with working capital. Mr. Turan and Mr. Kirmizioglu purchased the Common Stock owned directly by each of them with personal funds. The shares of Common Stock reported herein were purchased for an aggregate purchase price of $29,250,741.68.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

The Reporting Persons acquired the Common Stock for investment purposes. The Reporting Persons have expressed an interest in having a representative on the board of directors of the Issuer (the "Board"). On February 27, 2025, the Investor Group entered into a Cooperation Agreement with the Issuer. Pursuant to the Cooperation Agreement, the Issuer has agreed to extend the deadline for notice of director nominations for consideration at the 2025 annual meeting of stockholders of the Issuer (the "2025 Annual Meeting") to March 31, 2025. In addition, the Issuer has agreed that it will not hold the 2025 Annual Meeting prior to June 15, 2025.

Pursuant to the Cooperation Agreement, the Reporting Persons have agreed to certain standstill provisions that are effective until March 29, 2025, including, among other things, agreeing not to, subject to certain exceptions, (i) acquire cumulative ownership (directly or indirectly) of more than 26.0% of the Issuer's outstanding common stock, (ii) transfer its shares of common stock to any third party that would result in such third party owning more than 4.9% of the Issuer's outstanding common stock, (iii) nominate or publicly recommend for nomination any person for election to the Board, (iv) make or be the proponent of any stockholder proposal, (v) engage in any solicitation of proxies or consents with respect to any matter or proposal, (vi) initiate or participate in any tender or exchange offer, merger, consolidation or other extraordinary transaction involving the Issuer, (vii) subject any voting securities of the Issuer to any voting arrangement or agreement, or (viii) acquire or engage in any transaction involving synthetic equity interests or short interests in the Issuer.

The information set forth in this Item 4 is subject to change or update from time to time, and there can be no assurances that the Reporting Persons will or will not exercise or take, or cause to be exercised or taken, any of the arrangements, transactions or other actions described above or actions similar thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 (a) and (b) is hereby amended and restated as follows:

(a) The Reporting Persons beneficially own in the aggregate 11,999,541 shares of Common Stock which represents 25.2% of the outstanding Common Stock, based upon 47,609,136 shares of the Issuer's common stock outstanding as of January 31, 2025, according to the Issuer's Annual Report on Form 10-K filed on February 20, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) sole power to vote or to direct the vote:

Mr. Turan has sole power to vote or direct the vote of the 7,592,209 shares of Common Stock he beneficially owns. Mr. Kirmizioglu has sole power to vote or direct the vote of 100 shares of Common Stock he beneficially owns.

(ii) shared power to vote or to direct the vote:

Dere Construction and Mr. Turan have shared power to vote or direct the vote of the 4,407,232 shares of Common Stock they beneficially own.

(iii) sole power to dispose or to direct the disposition:

Mr. Turan has sole power to dispose or direct the disposition of the 7,592,209 shares of Common Stock he beneficially owns. Mr. Kirmizioglu has sole power to dispose or direct the disposition of the 100 shares of Common Stock he beneficially owns.

(iv) shared power to dispose or to direct the disposition:

Dere Construction and Mr. Turan have shared power to dispose or direct the disposition of the 4,407,232 shares of Common Stock they beneficially own.
Transactions in the class effected during the past sixty days:
Item 5 (c) is hereby amended by adding the following:

(c) The table included on Schedule 1 hereto sets forth all transactions with respect to the Common Stock effected since the last filing.
Other persons with the right to receive dividends or sale proceeds: (d) No persons other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 2. Cooperation Agreement, dated February 27, 2025 by and among the members of the Investor Group and the Issuer, incorporated by reference to Exhibit 1.1 to the Form 8-K filed by the Issuer on February 27, 2025.

## Signatures
- Dere Construction Taahhut A.S.: /s/ Zeki Bora Turan, Zeki Bora Turan, Chairman of the Board (02/28/2025)
- ZEKI BORA TURAN: /s/ Zeki Bora Turan, Zeki Bora Turan, Individually (02/28/2025)
- Alp Kirmizioglu: /s/ Alp Kirmizioglu, Alp Kirmizioglu, Individually (02/28/2025)